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3-22-04

Vf 3-12-04

SECURITIES 04003786 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65455

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UFG (US), Inc

OFFICIAL USE ONLY
~~FIRM ID. NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 East 52nd Street, Suite 1402, New York, NY 10022

(No. and Street)

MAR 1 - 2004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Corben 212-753-0428

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young (CIS) Limited

(Name – *of individual, state last, first, middle name*)

Sadovnicheskaya nab., 77, bld.1, Moscow, 115035, Russia

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce E. Corben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UFG (US) Inc, as of December 31, 20 003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A statement regarding Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UFG (US), Inc.

Statement of Financial Condition

December 31, 2003
with Report of Independent Auditors

UFG (US), Inc.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young (CIS) Limited
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

Эрнст энд Янг (СНГ) Лимитед
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 40128555

Report of Independent Auditors

To the Stockholder of UFG (US), Inc.

We have audited the accompanying statement of financial condition of UFG (US), Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UFG (US), Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young (CIS) Ltd

February 20, 2004

UFG (US), Inc.

Statement of Financial Condition

December 31, 2003

(Dollars)

Assets	**Notes**		
Cash		$	437,094
Receivables from clearing brokers, net	4		2,241,157
Due from affiliates			144
Prepayments			31,286
Fixed assets, net	5		24,515
Total assets		$	2,734,196
Liabilities and stockholder's equity			
Liabilities:			
Due to affiliates	7		2,002,710
Accrued expenses			22,012
Taxes payable			2,897
Other liabilities			107
			2,027,726
Stockholder's equity:			
Common stock, $1 par value;			
100 shares authorized, issued, and outstanding			100
Additional paid-in-capital			999,900
Accumulated deficit			(293,530)
Total stockholder's equity			706,470
Total liabilities and stockholder's equity		$	2,734,196

See notes to Statement of Financial Condition.

UFG (US) Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

UFG (US), Inc. (the "Company") is a full-service brokerage and investment banking firm. The Company is engaged primarily in institutional brokerage business including corporate finance and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a Delaware corporation incorporated in May 2002, wholly owned by UFG Limited, incorporated in the Isle of Man (the "Parent") in September 1999.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC, Jersey City, NJ (the "clearing broker").

The Company is regulated by the NASD in the United States and is authorised to undertake broker dealer activities in respect of Russian name ADRs, GDRs and common stock, and to act as an underwriter on a best efforts basis in Russian name IPO's. The Company is a member of SIPC.

The continental USA is, and will remain, a prime source of potential clients for UFG's primary and secondary equity distribution, making the US a necessary marketing destination for the UFG Group.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash Equivalent

The company considers all highly liquid investments purchased with the maturity of three months or less to be cash equivalents. The Company maintains its $ account with JP Morgan Chase (New York).

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Income Taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Net Capital Requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Pursuant to the Company's agreement with the NASD, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2003, the Company had net capital of $650,525, which was $397,059 in excess of its required net capital of $253,466. The Company's ratio of aggregate indebtedness to net capital was approximately 3.12 to 1 at December 31, 2003.

3. Net Capital Requirement (continued)

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

4. Receivables from Clearing Brokers, net

Amounts receivable from the clearing brokers at December 31, 2003, consist of the following:

Cash deposit with clearing broker	$	100,000
Receivable from clearing broker		2,140,918
Other receivables		239
	$	2,241,157

The Company clears all proprietary and customer trades on a fully disclosed basis through its clearing broker Pershing LLC, Jersey City, NJ. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. Receivables and payables from unsettled securities transactions from and to the same broker are recorded net.

5. Fixed Assets

Fixed assets at December 31, 2003 consist of the following:

Furniture	$	4,104
Hardware		14,205
Office equipment		10,101
		28,410
Less accumulated depreciation		(3,895)
	$	24,515

6. Income taxes.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. At December 31, 2003, the net operating losses and temporary differences, net of the valuation allowance, have been recognized as deferred tax assets and liabilities.

At December 31, 2003, the net deferred tax asset consists of the following components:

Deferred tax assets	$	174,329
Deferred tax liabilities		(16,619)
Valuation allowance for credits expected to expire unused		(157,710)
Net deferred tax asset	$	–

7. Related Party Transactions

Included in due to affiliates at December 31, 2003 was unsecured interest free loan of US$2,000,000 received from affiliated company, maturing in June 2004.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under an operating sublease expiring in October 2004. Minimum future rental payments under the lease as of December 31, 2003 are $53,640.

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In that regard, the Company has agreed to indemnify

8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no unsecured customer balances maintained by its clearing brokers and subject to such indemnification. Customer transactions introduced by the Company are without exception collateralized by customer securities on a delivery versus payment (DVP) basis. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2003 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

All trades were done so on a riskless principal basis.

The Company maintains its cash balances with two financial institutions. The balances held at these locations are in excess of federal insurance limits.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.